SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: September 4, 2024

List of Materials

Documents attached hereto:

Notice Regarding the Status of Repurchase of Shares of Common Stock

September 4, 2024

Sony Group Corporation

Notice Regarding the Status of Repurchase of Shares of Common Stock

(Repurchase of Shares Under the Provision of Sony’s Articles of Incorporation Pursuant to Article 459, Paragraph 1 of the Companies Act)

Sony Group Corporation (“Sony”) announced today the status of the repurchase of shares of its own common stock pursuant to Article 459, Paragraph 1 of the Companies Act of Japan and Article 34 of Sony’s Articles of Incorporation, which was approved at the meeting of its Board of Directors held on May 14, 2024, as follows.

1. Class of shares repurchased:	Common stock of Sony
2. Total number of shares repurchased:	4,749,600 shares
3. Total purchase price for repurchased shares:	60,274,397,982 yen
4. Period of repurchase:	August 1, 2024 to August 31, 2024
5. Method of repurchase:	Open market purchase through the Tokyo Stock
Exchange based on a discretionary trading contract

(For reference)

1.	Details of resolution approved at the Board of Directors meeting held on May 14, 2024

(1)	Class of shares to be repurchased	Common stock of Sony
(2)	Total number of shares to be repurchased*	30 million shares(maximum) (2.46% of total number of shares issued and outstanding (excluding treasury stock))
(3)	Total purchase price for repurchase of shares	250 billion yen(maximum)
(4)	Period of repurchase	May 15, 2024 to May 14, 2025
(5)	Method of repurchase	Expected open market purchase through the Tokyo Stock Exchange based on a discretionary trading contract

* As described in the “Notice Regarding a Stock Split and Partial Amendment to Articles of Incorporation” released on May 14, 2024, Sony also approved at the same meeting of its Board of Directors held on May 14, 2024 to conduct a stock split. The total number of shares for repurchase shown in (2) above after the effective date of the stock split (October 1, 2024) will be 150 million shares (maximum).

2.	Total number and purchase price of shares repurchased pursuant to the above-mentioned resolution of its Board of Directors (as of August 31, 2024)

(1)	Total number of shares repurchased	11,865,700 shares
(2)	Total purchase price for repurchased shares	157,605,528,973 yen

End of document